Exhibit 99.3

Strictly Private & Confidential
Subject to Contract
The Board of Directors
c/o Sir Roger Carr
Chairman
Mitchells & Butlers plc
27 Fleet Street
Birmingham B3 1JP

3 May 2006

Dear Sirs,

1.	Summary

We are writing on behalf of a consortium (the “Consortium”) led by the Tchenguiz Family Trust, as advised by R20 Limited (“R20”), the investment vehicle of Robert Tchenguiz. The purpose of this letter is to submit our proposal (the “Offer” or the “Transaction”) to acquire the whole of the share capital of Mitchells & Butlers plc and its subsidiaries (“M&B” or the “Company”). The Transaction would be effected by a newly-formed acquisition vehicle, which would be a wholly-owned entity of the Consortium. Our proposal is subject to the terms, conditions and assumptions set out in this letter, and specifically the Consortium will require that the conditions set out in paragraph 3 are satisfied before it could announce a firm intention to make an offer for M&B.

We believe this proposal to be highly attractive for M&B shareholders, and confirm that we would wish to proceed on the basis of a recommended offer.

The key aspects of our proposal are as follows:

—	Our Offer represents a premium of 38.3% to M&B’s average closing share price of 397.7p in the calendar month prior to the announcement of the Consortium’s potential interest in M&B on 13 March 2006.

—	We would seek to expand the M&B estate by combining it with the Laurel Pub Company, and would expect this to unlock significant synergies which have been factored into the Offer.

—	Our Offer is supported by all the necessary approvals by both debt and equity providers appropriate for this stage of the process.

—	We are excited at the prospect of working with M&B’s management team in the enlarged M&B.

R20 Limited, 2nd Floor, Leconfield House, Curzon Street, London WIJ 5JA

—	Our Offer of 550p reflects our assessment of the business of M&B in the light of the most recent publicly available information and in the absence of certain key metrics that are available only to the Company.

—	We have completed a significant portion of our due diligence from publicly available information and are confident that our remaining confirmatory due diligence can be completed in a short timeframe.

—	We would be willing to discuss and evaluate any new information that M&B believes would demonstrate additional value.

2.	Proposed Offer for M&B

Subject to the process outlined herein, the Consortium is prepared to make an offer for the entire issued share capital of M&B on the following basis.

For each ordinary share	550p in cash

We believe that the Offer represents full value given the market’s assessment of the value of the Company before the Consortium’s interest became know. We would be willing to discuss and evaluate any new information that M&B believes would demonstrate additional value.

Specifically the Offer represents:

—	a premium of 38.3% to the average closing share price of 397.7p in the calendar month prior to the announcement of the Consortium’s potential interest in M&B on 13 March 2006. This is a substantial premium over a share price which had already risen 24.8% in the 12 months preceding 10 March 2006 and 85.6% in the period between M&B’s demerger and 10 March 2006;

—	a premium of 36.5% to the average of published broker target prices on 10 March 2006 of 403.0p (see Note 1 of Appendix E);

—	an implied unadjusted EV / EBITDA (2005) multiple of 10.7x and an implied EV / EBITDA (2005) multiple of 11.4x, adjusted for pensions deficit and mark-to-market and swap break costs on the securitisation (see Note 2 of Appendix E); and

—	a P/E (2005) multiple of 21.5x (see Note 3 of Appendix E).

We would be prepared to offer a guaranteed loan note alternative in order to offer UK shareholders certain tax planning advantages, if you feel that it would be of interest to M&B shareholders.

We would anticipate implementing the Transaction by way of a scheme of arrangement.

3.	Pre-conditions to a Rule 2.5 Announcement

Prior to making an announcement under Rule 2.5 of the Takeover Code, we would require:

—	the recommendation of the Offer by the Board of M&B, such recommendation not being withdrawn or modified, and firm irrevocable undertakings from each director.

—	completion of confirmatory due diligence satisfactory to the Consortium and its debt providers as described below in Appendix B,

—	confirmation from the Trustees of the M&B Pension Plan and the M&B Executive Pension Plan (the “M&B Pension Plans”), and the Pension Regulator, that the arrangements outlined in paragraph 5 would be acceptable to them in relation to the Offer.

—	receipt of a market standard inducement fee agreement from M&B (incorporating a non-solicitation agreement on terms that are normal for a publicly-listed company to enter into);

—	no further shares being issued or options over the share capital of M&B being granted (outside the ordinary course of business) after the date of this letter;

—	agreement of an implementation agreement on normal terms between the Consortium and M&B for the implementation of the proposed scheme of arrangement; and

—	final approval from the investment committee of each member of the Consortium and the credit committee of the Consortium’s debt providers.

4.	Shareholder Irrevocables

Prior to making a formal offer, we may seek irrevocable commitments or letters of intent from certain M&B shareholders and would request the support of the Board of M&B in this regard.

5.	Pensions

We recognise that the M&B Pension Scheme currently have a pre-tax FRS 17 funding deficit and that we will need to agree a substantial contribution towards the deficit with the Pension Schemes’ Trustees and the Pensions Regulator. We would wish to engage in discussions with the Trustees as soon as possible and ahead of an approach to the Pensions Regulator.

6.	Assumption

We have assumed that;

—	for the 12 months to 31 March 2006, freehold and long leasehold (being of greater than 50 years and on a nominal rent) normalised house EBITDA (before central cost recharges) from managed and franchised outlets, and hotels, of not less than £444 million,

—	no interim dividends will be paid from the date of this letter;

—	The Company has approximately 506.7 million shares outstanding on a fully-diluted basis (treasury method), which assumes the exercise of all existing employee share options or similar instruments that have been publicly disclosed, and is stated net of option exercise proceeds, treasury shares and shares held in trust;

—	as at the date of this letter, M&B has gross financial debt of less than £1,820 million (stated gross of deferred issue costs) and a normalised level of cash (including trapped cash but excluding cash in tills and in transit) of not less than 134 million;

—	none of the material contractual arrangements of M&B will be terminated, changed or renegotiated as a result of a change of control of M&B;

—	there is no significant increase in the medium and long term sterling swaps rates between the date of this letter and the date on which the Rule 2.5 announcement is made;

—	no material changes will be made to the ordinary course of operation of M&B and no significant expenditure and/or transactions outside of the ordinary course of business will be made in the period up to completion of the Transaction; and

—	there are no material undisclosed or off-balance sheet contingent liabilities, including, without limitation, any undisclosed pensions liabilities.

7.	Financing the Transaction

The total funding requirement for the Transaction is to be satisfied by a combination of new equity and debt.

The necessary equity capital for the Transaction will be provided by the Consortium, namely the Tchenguiz Family Trust, as advised by R20, funds advised by Apax Partners, funds advised by OZ Management L.L.C. (“Och-Ziff”), and Bank of Scotland Integrated Partnerships (“Bank of Scotland”) Appendix C contains brief details of the partners in the Consortium and Appendix F contains equity support letters addressed to R20 from each of Apax Partners, Och-Ziff and Bank of Scotland.

You will find attached as Appendix A to this letter, letters from Barclays Capital, Deutsche Bank and Bank of Scotland Acquistion Finance confirming that they are highly confident that the debt financing required for the Transaction can be raised and that their outstanding due diligence is of a confirmatory nature.

The Transaction would be effected by a newly-formed acquisition vehicle, which would be a wholly-owned entity of the Consortium.

8.	Management Team and Employees

We attach great importance to the skills and experience of the current management team and would wish to commence discussions with them at an appropriate time about their involvement in the Transaction. We will seek to incentivise the M&B management team through the option of meaningful equity participation in the combined group.

We give assurance to the Board of M&B that, on the Transaction becoming effective, the existing employee rights, including pension rights, of all M&B employees will be safeguarded.

9.	Due Diligence Completed to Date

We have completed the majority of our due diligence through extensive analysis based on publicly available information. The advisory team for our due diligence process comprises the following firms, which have completed the majority of their analysis:

PricewaterhouseCoopers

Comprehensive financial and tax due diligence covering historical track record, current trading, pension fund review and tax structuring.

Freshfields

Detailed legal due diligence covering the current group structure, financing, share option, and anti-trust and regulatory issues.

Bain/OC&C

Detailed study of the UK pubs and eating-out markets and input on the Consortium’s business plan, including a detailed assessment of the synergy benefits likely to arise from a combination of M&B and the Laurel Pub Company. These benefits form an important component of the value of our Offer.

DTZ/Fleurets
Desktop-based review of M&B’s real estate portfolio.

Although we have made significant progress with our due diligence work, in order to confirm the Offer and enter into legally-binding agreements for the Transaction, we would need to supplement this work with some additional limited confirmatory due diligence.

Appendix B contains a complete list of the outstanding areas of due diligence that would need to be addressed in order for us to confirm our Offer.

10.	Anti-Trust

We have completed a review of the anti-trust implications arising from a combination of M&B and the Laurel Pub Company. Base on Local Authority Area and Petty Sessional Division searches, we believe that a de minimis number of disposals may be required to avoid breaching the OFT’s 25% local share threshold.

11.	Transaction Timetable/Extension of Put-up or Shut-up Deadline

We have designed a due diligence approach that reflects M&B’s status as a public company and appropriately balances our need for information with your desire to minimise the confirmatory due diligence timetable and disruption to the day-to-day operation of the business, and maximise the certainty of the Offer. Overall, given the requirement for approval from the Pension Regulator and confirmation of tax clearance under s.215, we are aiming to be in a position to release a formal Rule 2.5 announcement within four weeks from receiving the information outlined in Appendix B.

Accordingly, we would seek your assistance in obtaining an appropriate extension to the put-up or shut-up deadline of 8 May 2006 imposed by the Takeover Panel.

A proposed timetable to announcement is attached as Appendix D to this letter.

12.	Contacts

We welcome you and your advisers to contact                or                of Deutsche Bank in connection with this Offer.

13.	Confidentiality

This letter, as well as any discussions, are strictly confidential and should not be disclosed to any person other than your Board, the Panel on Takeovers and Mergers or your advisers, or unless you are otherwise required to disclose such information in compliance with your legal or regulatory obligations. However, we note your stated intention to make public the principal terms of the Offer, and we consent to you doing so provided that the remaining terms of this letter, including the appendices, remain confidential. To enable you to make such an announcement, we would like to work with you to agree the appropriate text of the principal terms being released. Our advisers will be available to discuss this with you immediately on your receipt of this letter.

14.	General

For the avoidance of doubt, this letter is not and will not become legally binding on the parties and is subject to agreement and execution of the appropriate legally binding documentation. In particular, please note that neither the fact of our approach nor the content of this letter should be construed as a firm intention to make an offer for Takeover Code purposes.

We wish to reiterate our strong interest in this Transaction, and our ability to move speedily towards an announcement. To that end, and given the put-up or shut-up deadline of 8 May imposed by the Takeover Panel, we hope you can provide us with an early response to this letter, and in the meanwhile would be happy to clarify any of the points made in this letter.

Yours faithfully,
/s/ Robert Tchenguiz
Robert Tchenguiz
R20 Limited